Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(Dollars in thousands)
Fixed Charges:
Interest expense	$112,166	$216,577	$172,206	$182,802	$211,046
Capitalized interest	7,267	5,737	1,457	4,127	6,506
Portion of rent expense representative of interest	296	436	412	367	381

Total fixed charges	$119,729	$222,750	$174,075	$187,296	$217,933

Earnings:
Income from continuing operations before income taxes	$122,061	$122,832	$111,152	$72,412	$132,102
Fixed charges from above	119,729	222,750	174,075	187,296	217,933
Less capitalized interest from above	(7,267)	(5,737)	(1,457)	(4,127)	(6,506)
Amortization of capitalized interest	—	283	384	397	597

Earnings (as defined)	$234,523	$340,128	$284,154	$255,978	$344,126

Ratio of earnings to fixed charges	1.96x	1.53x	1.63x	1.37x	1.58x

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